Edwards Lifesciences Corporation
One Edwards Way
Irvine, California 92614
Telephone: (949) 250-2500

September 17, 2007

Mr. Perry J. Hindin
Special Counsel
Mail Stop 6010
U.S. Securities and
  Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Edwards Lifesciences Corporation Definitive 14A Filed March 30, 2007 File No. 001-15525

Dear Mr. Hindin:

Reference is made to your letter dated August 21, 2007 with respect to Edwards Lifesciences Corporation (the “Company”) Definitive Proxy Statement filed with the SEC on March 30, 2007.

This note confirms our September 14 conversation in which you granted the Company an extension of time to and including October 31, 2007 to respond to the above-referenced letter.

Thank you for your cooperation.

Sincerely,

/s/ Jay P. Wertheim
Jay P. Wertheim Vice President, Associate General Counsel and Corporate Secretary